Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S COMMON SHARES
REGISTERED UNDER SECTION 12 OF THE SECURITIES ACT OF 1934

As of March 27, 2024, the Kaanapali Land, LLC (“we,” “our,” “us,” the “Company” or other such similar references) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Shares.

The following summary of our Common Shares describes material provisions of, but does not purport to be complete and is subject to, and qualified in provisions in its entirety by, the Company’s Amended and Restated Limited Liability Company Agreement (the “Company LLC Agreement”), the form of which is included as Exhibit 3.1 to the Annual Report on Form 10-K of which this Exhibit 4.1 is also included.

Authorized Capital Stock

The Company is authorized to issue an unlimited number of membership interests for any Company purpose from time to time on such terms and conditions as established by the Manager in its sole discretion. The membership interests may be issued as Shares, in one or more classes, or one or more series of any such class, with such designations, preferences and other rights, all as determined in the discretion of the Manager, without the approval of any outstanding Shares. At present, the Company has authorized and issued only Common Shares and Class C Shares. As of March 27, 2024, we had 1,792,613 Common Shares and 52,000 Class C Shares outstanding. No holder of Common Shares will be required or entitled to contribute additional capital without the approval of the Manager. All Common Shares and Class C Shares outstanding have been fully paid and are non-assessable.

The Company has no outstanding options, warrants to purchase or securities convertible into, common equity of the Company. There is no established public trading market for the Company's membership interests.

Each Common Share is entitled to participate equally with respect to distributions declared on the Common Shares out of funds legally available for the payment thereof. The Company LLC Agreement does not limit the dividends that can be paid on the Common Shares. The Class C Shares have the same rights as the Common Shares except that the Class C Shares will not participate in any distributions until the holders of the Common Shares have received aggregate distributions equal to $19 per share, subject to customary antidilution adjustments. After satisfaction of creditors, if any, the holders Common Shares are entitled to share ratably in the distribution of all remaining assets.

Under the Company LLC Agreement, a member of the Company, including any holder of Common Shares, shall not be entitled to withdraw or resign as a member of the Company and shall not be entitled to any distribution from the Company in the event of any such withdrawal or resignation in violation of the Company LLC Agreement.

Each Common Share is entitled to one vote on any matter presented to the members for a vote. The holders of Common Shares are entitled to vote upon any proposed dissolution of the Company, a replacement manager under the circumstances described below, as well as any amendment to the Company LLC Agreement proposed by the Manager. Approval of such actions shall require approval by the holders of a majority of the outstanding Common Shares. The holders of our Common Shares are not authorized to make amendments to the Company LLC Agreement except as proposed by the Manager. The Manager is authorized to make certain limited amendments to the Company LLC Agreement without the vote or approval of the members. The holders of Common Shares do not have cumulative voting rights. Under the Company LLC Agreement, the holders of our Common Shares are not entitled to preemptive, redemption, subscription or conversion rights.

Meetings of the members may be called by the Manager (or if there is not a Manager at such time, by holders owning 10% or more of the shares of any class or series). Any action required or permitted to be taken at a meeting may be taken without a meeting if a written consent setting forth the action so taken is signed by members holding a majority of the Common Shares so required for such action.

The Company LLC Agreement does not restrict the transferability of the outstanding Common Shares of the Company.

Provisions of the Company LLC Agreement Regarding the Manager and its Affiliates

The Manager has exclusive responsibility for the management of the Company’s business and affairs, including the designation and appointment of officers of the Company. Without limiting the foregoing, the Manager is authorized to acquire, dispose, convey, mortgage, pledge, encumber, hypothecate or exchange any assets of the Company, or merge, consolidate or otherwise combine the Company with or into another entity.

The Company shall not compensate the Manager for the performance of its duties, but the Manager and its affiliates will be entitled to reimbursement for expenses incurred on behalf of the Company and nothing in the Company LLC Agreement will limit the Manager’s right to receive distributions on Common Shares that it holds. The Manager may not be removed for any reason except in the event (i) the Manager has dissolved: or (ii) the Manager becomes legally incapable of acting or willfully refuses to act as Manager.

The Manager may resign in its capacity as manager of the Company by giving written notice to all of the members at least 30 days in advance of the effective date of such resignation. In the event of such resignation, and an affiliate of the Manager has not been appointed at such time as the new manager of the Company, a new manager of the Company may be elected by the affirmative vote or consent of the holders of a majority of the Common Shares.

Under the Company LLC Agreement, the Manager is acting on behalf of the Company and is under no obligation to consider the separate interests of the members in deciding whether to cause the Company to take (or decline to take) any actions which the Manager has undertaken in good faith on behalf of the Company, and that the Manager shall not be liable, for monetary damages or otherwise, for losses sustained, liabilities incurred, or benefits not derived by members in connection with such decisions.

Without limiting the type of services which affiliates of the Company may perform for the Company, the Company LLC Agreement provides that affiliates of the Company may (i) maintain or enter into arrangements or agreements to provide services to the Company with respect to real estate development, real estate management, real estate brokerage, self-insurance, insurance, re-insurance, claims administration and insurance brokerage, mortgage brokerage and mortgage financing, (ii) acquire additional shares of the Company and (iii) make loans to the Company which may constitute senior indebtedness. Subject to certain limitations and exceptions, neither the Manager nor any affiliate of the Manager may enter into any transaction with the Company unless the terms of the transaction are no less favorable, at the time of entering into the transaction, than those which are available from unaffiliated third parties for similar transactions in the same geographical area. Any transaction between the Company and the Manager or any affiliate of the Manager which is approved in advance by the holders of a majority of the Common Shares held by members who do not have a separate financial interest other than as members in such transaction shall be deemed fair and permitted under the Company LLC Agreement.